Exhibit 47

The fees payable to the Administrator and Investment Advisor for their services to the Company will depend on the Company's Net Asset Value. If the Company's Net Asset Value exceeds $55 million, the Administration Fee and the Investment Advisory Fee will in aggregate be 1.10% of the Company's Net Asset Value. If the Company's Net Asset Value is less than $55 million but greater than $30 million, the 1.10% in fees will be reduced by 0.014% of the Company's Net Asset Value for each $1 million below $55 million. If the Company's Net Asset Value is $30 million or less, the Administration Fee and Investment Advisory Fee will be further reduced by 0.055% of the Company's Net Asset Value for each $1 million below $30 million.

As between the Administrator and the Investment Advisor, if the Company's Net Asset Value exceeds $55 million, the Administrator will receive an annual fee equal to 0.30% of the Company's Net Asset Value for the first $10 million, 0.40% of the Company's Net Asset Value on the next $10 million and 0.50% of the Company's Net Asset Value over $20 million, and the Investment Advisor will receive an annual fee equal to 0.80% of the Company's Net Asset Value for the first $10 million, 0.70% of the Company's Net Asset Value on the next $10 million and 0.60% of the Company's Net Asset Value over $20 million, in each case calculated and payable monthly in arrears. If the Company's Net Asset Value is less than $55 million, then the Administrator and the Investment Advisor will split the fees payable on a 45%/55% basis in favour of the Administrator and the Investment Advisor, respectively.